

January 12, 2006

Via Facsimile (212) 556-2222 and U.S. Mail

Tracy Kimmel, Esq.
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036

RE: **Foster Wheeler Ltd.**
   Schedule TO-I filed December 28, 2005
   File No. 005-61743

Dear Ms. Kimmel:

We have reviewed the above-referenced filing and have the following comments. The defined terms we use have the same meaning as in your offer materials, unless otherwise indicated.

Prospectus

Forward Looking Statements, page 24

1.   We note that you "undertake no obligation to publicly update any forward looking statements" and advise security holders to look to future periodic reports for such updates and additional disclosures. This statement is not consistent with your obligation to amend the offer materials under Rule 13e-4(e)(3) and should be deleted.

Lock-up Agreement, page 39

2.   Please supplementally explain to us how many persons were solicited to enter the lock-up agreement and how such solicitation was conducted. In addition, supplementally explain why you believe that persons who have entered into a lock-up agreement may receive publicly registered securities.

General, page 40

3.   You may not, consistent with Rule 13e-4(f)(8), waive an offer condition as to particular tendered securities only. Please delete or revise the language in subpart (4) accordingly.

Expiration Date; Extensions; Termination, page 41

4.   We refer to the bolded sentence on page 41. If a material change occurs you are required to extend the offer. Please revise to clarify why you may not reserve the right, in your absolute discretion, to not extend an offer.

Conditions to the Exchange Offer, page 42

5.   We refer to the last paragraph of this section. Please explain how the lock-up agreement modifies your ability to waive conditions. In addition, please clarify whether parties to the lock-up agreement have rights and/or obligations, other than their obligation to tender, different from those of other security holders, and, if so, how that is in compliance with Rule 13e-4(f)(8).

6.   We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once an offer condition is "triggered," you may "fail to exercise" your right to terminate, thereby proceeding with the exchange offer. We agree that you may waive any listed offer condition, subject to the possible need to extend the offer and disseminate additional offer materials. You may not, however, tacitly waive an offer condition by simply failing to assert it. Please confirm your understanding in your response letter

Determination of validity, page 45

7.   Your statement that no one will be liable for failing to give notice of any defects or irregularities appears to be an inappropriate limitation on liability. Please revise to clarify what is meant by "liability."

U.S. Federal Income Tax Considerations, page 61

8.   Please amend your document to include the tax opinion required by Item 601(b)(8) of Regulation S-K and revise this section accordingly.

Where can you find more information about us, page 66

9.   Please explain the authority through which you are incorporating documents filed after the date of the offer. Schedule TO does not provide for such forward incorporation by reference. Alternatively, delete the statement.

Closing Comments

        Please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions